Exhibit 14.1

CODE OF ETHICS FOR EXECUTIVE OFFICERS

BPZ Energy, Inc. holds its employees to the highest standards of ethical behavior in all of its business dealings.  However, the Executive Officers hold an important and elevated role in corporate governance; they have been given the responsibility and authority to ensure that the interests of the Company, its employees and its shareholders are appropriately managed, protected and preserved.  They set the example and the tone for ethical and honest behavior throughout the Company.  Consequently, the Executive Officers of the company shall be required to adhere to this Code of Ethics

Applicability

For purposes of this Code, the term “Executive Officers” shall mean the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.  This Code is intended to supplement, not replace, the BPZ Energy, Inc. “Code of Business Conduct and Ethics”, applicable to all directors, officers and employees.

Standards of Conduct

As an Officer, I acknowledge that I have an obligation to act in the most ethical manner, including:

(1)                                  Embodying, exemplifying and enforcing this and all other Company Codes of Ethics or Conduct;

(2)                                  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(3)                                  Full, fair, accurate, timely, and transparent disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

(4)                                  Acting in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated;

(5)                                  Compliance with all applicable governmental laws, rules, and regulations; this applies to all U.S. and non-U.S. governmental agencies, as well as other private and public regulatory agencies to which the Company is subject; where the law, including the Foreign Corrupt Practices Act, is less stringent than the requirement of this or any other Code of the Company, the standards of the Company’s Code will be followed;

(6)                                  Refraining from taking any action that unduly or fraudulently influences, coerces, manipulates, or misleads any employee, third-party contractor, auditor or governmental representative engaged in the audit or review of the Company’s financial or non-financial records

(7)                                  Prompt reporting to the Chairman of the Audit Committee of  any illegal or unethical conduct by a director, officer or employee that has occurred, is occurring or may occur, including any violations of this Code of Ethics or conduct of a financial or non-financial nature;

(8)                                  Annual acknowledgment of the Code.

Violation of this Code of Ethics shall be reported to the Chairman of the Audit Committee of the Board of Directors whether the violations are of a financial or non-financial nature.  This Code of Ethics will be included as an Exhibit to Form 10-K for the year ended December 31, 2005, and posted on the Company’s website.

By signing this statement, I acknowledge that I have read, understood, and agree to adhere to this Code of Ethics.  I further understand that the Company’s Board of Directors (or a duly designated committee of the Board) shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code.  Violation of this code, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may be grounds for termination from the Company.  No one will be subject to retaliation because of a good faith report of suspected misconduct.